                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No.___)*

                            ASCENDANT SOLUTIONS, INC.
                                (Name of Issuer)

                         COMMON STOCK, $0.0001 PAR VALUE
                         (Title of Class of Securities)

                                   00207W 10 0
                                 (CUSIP Number)

                                 JAMES C. LESLIE
                             14126 BROOKRIDGE CIRCLE
                               DALLAS, TEXAS 75240
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 JULY 24, 2001
           (Date of Event Which Requires the Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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1.       Name of Reporting Persons
         James C. Leslie

         I. R. S. Identification Nos. of Above Persons (entities only)


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2.       Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                         (a) [X]
                                                                         (b) [ ]

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3.       SEC Use Only


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4.       Source of Funds (See Instructions):                                  PF


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5.       Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
         2(d) or 2(e) [ ]


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6.       Citizenship or Place of Organization: United States


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Number of Shares         7.       Sole Voting Power                            0
Beneficially
Owned by Each            8.       Shared Voting Power                  5,701,000
Reporting Person
With:                    9.       Sole Dispositive Power               2,625,000

                         10.      Shared Dispositive Power                     0


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11.      Aggregate Amount Beneficially Owned by Each Reporting Person
                                                                    5,701,000(1)

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12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)                                                  [ ]

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13.      Percent of Class Represented by Amount in Row (11)             26.9%(2)


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14.      Type of Reporting Person (See Instructions)                          IN


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(1)  Represents 2,585,000 shares held directly by Mr. Leslie, 20,000 shares held in a Texas UGMA account for the benefit of Jenna L. Leslie, of which Mr. Leslie is custodian, 20,000 shares held in a Texas UGMA account for the benefit of James Josiah Leslie, of which Mr. Leslie is custodian, 3,000,000 shares held by CLB Partners, Ltd. and 76,000 shares held by Will Cureton, all of which are subject to the Voting Agreement, dated July 24, 2001, by and between CLB Partners, Ltd., Will Cureton, Richard Bloch and James C. Leslie.

(2) Assumes a total of 21,230,900 shares outstanding based on the amount reported in Ascendant Solutions, Inc.'s most recent Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2001.

Introduction

         James C. Leslie is a party to that certain Voting Agreement (the "VOTING AGREEMENT"), dated July 24, 2001, by and among Mr. Leslie, CLB Partners, Ltd., Will Cureton and Richard Bloch, whereby all of the shares of common stock of Ascendant Solutions, Inc. held by any of them shall be voted as determined by a majority of the members of a voting panel consisting of Messrs. Leslie, Cureton and Bloch. Consequently, Mr. Leslie, Mr. Cureton, Mr. Bloch and CLB Partners, Ltd. and each of their controlling persons may constitute a "group" pursuant to Section 13(d)(3) of the Securities Exchange Act of 1934, as amended.

         ITEM 1. SECURITY AND ISSUER

         The class of equity securities to which this Schedule 13D relates is the Common Stock, $0.0001 par value (the "COMMON STOCK"), of Ascendant Solutions, Inc., a Delaware corporation (the "ISSUER"). The principal executive offices of the Issuer is located at 13727 Noel Road, Suite 500, Dallas, TX 75240.

         ITEM 2. IDENTITY AND BACKGROUND

         James C. Leslie

         (a)      James C. Leslie

         (b) Mr. Leslie's home address is 14126 Brookridge Circle, Dallas, Texas 75240.

         (c) Mr. Leslie is a member of the Board of Directors of the Issuer.

         (d) During the last five years, Mr. Leslie has not been convicted in a criminal proceeding.

         (e) During the last five years, Mr. Leslie has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which Mr. Leslie was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)      United States

         ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         James C. Leslie purchased 2,500,000 shares (the "SHARES") of the Issuer's Common Stock from Norman Charney and CCLP, Ltd. for a purchase price of $200,000 ($.08 per share). Mr. Leslie paid cash out of personal funds for the Shares on July 24, 2001. Mr. Leslie previously paid cash out of personal funds for 120,000 shares of the Issuer's Common Stock at an aggregate purchase price of $120,000 ($1.00 per share) and 5,000 shares of the Issuer's Common Stock at an aggregate purchase price of $40,000 ($8.00 per share). Mr. Leslie subsequently transferred 40,000 shares into Texas UGMA accounts, of which Mr. Leslie is custodian, for the benefit of Mr. Leslie's children.

         ITEM 4. PURPOSE OF TRANSACTION.

         Mr. Leslie acquired the Shares and the shares of the Issuer previously held by Leslie for investment purposes. On July 24, 2001, Mr. Leslie was elected as a member of the Board of Directors of the Issuer. On July 24, 2001, Mr. Leslie entered into the Voting Agreement with CLB Partners, Ltd., Will Cureton and Richard Bloch, whereby all of the shares of the Issuer's Common Stock held by any of them shall be voted by the vote of a majority of the members of a voting panel consisting of Messrs. Leslie, Cureton and Bloch. Other than the above, Mr. Leslie has no current plan or proposal that relates to, or would result in, any of the actions enumerated in subparagraphs (a) through (j) of
Item 4 of Schedule 13D, although he reserves the right, in the future, to entertain such plans or proposals.

         ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

         The following includes information regarding interest in securities of the Issuer held by James C. Leslie, Will Cureton, Richard Bloch, CLB Partners, Ltd. and its controlling persons as members of the "group."

James C. Leslie

(a)  Amount beneficially owned:                                     5,701,000(1)

(b)  Percentage of class:                                               26.9%(2)

(c)  Number of shares as to which such person has:

     (i)   sole power to vote or to direct the vote:                         0

     (ii)  shared power to vote or to direct the vote:              5,701,000(1)

     (iii) sole power to dispose or direct the disposition of:      2,625,000(3)

     (iv)  shared power to dispose or direct the disposition of:             0


(1)    Represents 2,585,000 shares held directly by Mr. Leslie, 20,000 shares held in a Texas UGMA account for the benefit of Jenna L. Leslie, of which Mr. Leslie is custodian, 20,000 shares held in a Texas UGMA account for the benefit of James Josiah Leslie, of which Mr. Leslie is custodian, 3,000,000 shares held by CLB Partners, Ltd.
       and 76,000 shares held by Will Cureton, all of which are subject to the Voting Agreement.

(2)    Assumes a total of 21,230,900 shares outstanding based on the amount reported in the Ascendant Solutions, Inc.'s most recent Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2000.

(3)    Represents 2,585,000 shares held directly by Mr. Leslie, 20,000 shares held in a Texas UGMA account for the benefit of Jenna L. Leslie, of which Mr. Leslie is custodian, and 20,000 shares held in a Texas UGMA account for the benefit of James Josiah Leslie, of which Mr. Leslie is custodian.

CLB Partners, Ltd.

(a) Amount beneficially owned:                                      3,000,000(1)

(b) Percentage of class:                                                14.1%(2)

(c) Number of shares as to which such person has:

    (i)   sole power to vote or to direct the vote:                          0

    (ii)  shared power to vote or to direct the vote:                        0

    (iii) sole power to dispose or direct the disposition of:       3,000,000(1)

    (iv)  shared power to dispose or direct the disposition of:              0

(1)    Represents shares directly held by CLB Partners, Ltd. These shares are subject to the Voting Agreement.

(2)    Assumes a total of 21,230,900 shares outstanding based on the amount reported in Ascendant Solutions, Inc.'s most recent Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2001.

CLB Holdings, LLC

(a)      Amount beneficially owned:                                 3,000,000(1)

(b)      Percentage of class:                                           14.1%(2)




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(c)  Number of shares as to which such person has:

     (i)   sole power to vote or to direct the vote:                         0

     (ii)  shared power to vote or to direct the vote:                       0

     (iii) sole power to dispose or direct the disposition of:               0

     (iv)  shared power to dispose or direct the disposition of:    3,000,000(1)

(1)    Represents shares held directly by CLB Partners, Ltd., of which CLB Holdings, LLC is the general partner. These shares are subject to the Voting Agreement.

(2)    Assumes a total of 21,230,900 shares outstanding based on the amount reported in Ascendant
       Solutions, Inc.'s most recent Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2001.


 Will Cureton

 (a) Amount beneficially owned:                                     5,701,000(1)

 (b) Percentage of class:                                               26.9%(2)

 (c) Number of shares as to which such person has:

     (i)    sole power to vote or to direct the vote:                        0

     (ii)   shared power to vote or to direct the vote:             5,701,000(1)

     (iii)  sole power to dispose or direct the disposition of:        76,000(3)

     (iv)   shared power to dispose or direct the disposition of:   3,000,000(4)


(1)    Represents 76,000 shares held directly by Mr. Cureton, 2,625,000 shares held by James C. Leslie, and 3,000,000 shares held by CLB Partners, Ltd., all of which are subject to the Voting Agreement.

(2)    Assumes a total of 21,230,900 shares outstanding based on the amount reported in Ascendant Solutions, Inc.'s most recent Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2001.

(3)    Represents shares held directly by Mr. Cureton.

(4)    Represents shares held by CLB Partners, Ltd., whose general partner is CLB Holdings, LLC, of which Mr. Cureton is a member and manager.


The Richard and Nancy Bloch Family Trust

(a)  Amount beneficially owned:                                     3,000,000(1)

(b)  Percentage of class:                                               14.1%(2)

(c)  Number of shares as to which such person has:

     (i)   sole power to vote or to direct the vote:                         0

     (ii)  shared power to vote or to direct the vote:                       0

     (iii) sole power to dispose or direct the disposition of:               0




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(iv)     shared power to dispose or direct the disposition of:      3,000,000(1)



(1)  Represents shares held directly by CLB Partners, Ltd. whose general partner is CLB Holdings, LLC of which The Richard and Nancy Bloch Family Trust is a member. These shares are subject to the
     Voting Agreement.

(2)  Assumes a total of 21,230,900 shares outstanding based on the amount reported in Ascendant Solutions,
     Inc.'s most recent Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2001.

Richard Bloch

(a) Amount beneficially owned:                                     5,701,000(1)

(b) Percentage of class:                                                26.9%(2)

(c) Number of shares as to which such person has:

    (i)      sole power to vote or to direct the vote:                     0

    (ii)     shared power to vote or to direct the vote:           5,701,000(1)

    (iii)    sole power to dispose or direct the disposition of:           0

    (iv)     shared power to dispose or direct the disposition of: 3,000,000(3)

(1)  Represents 2,625,000 shares held by James C. Leslie, 3,000,000 shares held  by CLB Partners,
     Ltd. and 76,000 shares held by Will Cureton, all of which are subject to the Voting Agreement.

(2)  Assumes a total of 21,230,900 shares outstanding based on the amount reported in Ascendant Solutions,
     Inc.'s most recent Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2001.

(3)  Represents shares held directly by CLB Partners, Ltd., whose general partner is CLB Holdings, LLC, of which Mr. Bloch is a manager and a family trust of which Mr. Bloch is co-trustee is a member.


(a) Amount beneficially owned:                                     3,000,000(1)

(b) Percentage of class:                                                14.1%(2)

(c) Number of shares as to which such person has:

    (i)   sole power to vote or to direct the vote:                        0
    (ii)  shared power to vote or to direct the vote:                      0

    (iii) sole power to dispose or direct the disposition of:              0

    (iv)  shared power to dispose or direct the disposition of:    3,000,000(1)

(1)  Represents shares held directly by CLB Partners, Ltd. whose general partner is CLB Holdings, LLC, of which The Richard and Nancy Bloch Family Trust, of which Mrs. Bloch is co-trustee, is a member.
     These shares are subject to the Voting Agreement.

(2)  Assumes a total of 21,230,900 shares outstanding based on the amount reported in Ascendant Solutions,
     Inc.'s most recent Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2001.


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         ITEM 6. CONTRACT, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH
         RESPECT TO SECURITIES OF THE ISSUER.

         The contents of the Voting Agreement are hereby incorporated into this
Item 6 by reference. Except as set forth herein or in the Exhibits filed herewith, there are no other contracts, arrangements, understanding or relationships of the type required to be disclosed in response to Item 6 of
Schedule 13D of the Act with respect to the Common Stock owned by the Group.

         ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

         7.1 Voting Agreement, dated July 24, 2001, by and between CLB Partners, Ltd., Will Cureton, Richard Bloch and James C. Leslie.




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                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





Date: July 24, 2001                          /s/ JAMES C. LESLIE
                                             -----------------------------------
                                             James C. Leslie





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                                  EXHIBIT INDEX

         7.1*     Voting Agreement, dated July 24, 2001, by and between CLB
                  Partners, Ltd., Will Cureton, Richard Bloch and James C.
                  Leslie.



*        Filed herewith